SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3/A
(AMENDMENT NO.3)
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934

FORDING CANADIAN COAL TRUST
(Name of the Issuer)
FORDING CANADIAN COAL TRUST
FORDING (GP) ULC
TECK COMINCO LIMITED
(Names of Person(s) Filing Statement)
Units, no par value
(Title of Class of Securities)
345425102
(CUSIP Number of Class of Securities)

Fording Canadian Coal Trust Suite 1000, 205 -9th Avenue SE Calgary, Alberta T2G 0R3 Attention: James F. Jones (403) 260-9800	Fording (GP) ULC Suite 1000, 205 -9th Avenue SE Calgary, Alberta T2G 0R3 Attention: James F. Jones (403) 260-9800	Teck Cominco Limited Suite 3300, 550 Burrard Street Vancouver, British Columbia V6C 0B3 Attention: Peter C. Rozee (604) 699-4000
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)
With copies to

Osler, Hoskin & Harcourt LLP 620 8th Avenue – 36th floor New York, New York 10018 Attention: Kevin D. Cramer, Esq. (212) 991-2537	Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 Attention: Edwin S. Maynard, Esq. (212) 373-3000	Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9 Attention: William J. Braithwaite, Esq. (416) 869-5500
This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☑	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction valuation*	$13,687,116,439.03	Amount of filing fee	$537,904

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

*	Calculated solely for the purpose of determining the filing fee. The filing fee was determined by adding (a) the product of (i) 150,175,327 Units, plus 18,632 Exchange Options to acquire an equal number of Fording Units, plus 151,050 Phantom Units that can be settled for an equal number of Fording Units and (ii) cash consideration of $82.00 per Fording Unit, plus (b) $1,358,825,701.03, being the value of the 36,834,527 Teck Class B subordinate voting shares issued to Fording Unitholders (including holders of Exchange Options and Phantom Units), on the basis of 0.245 Class B subordinate voting shares per Fording Unit, based on the average of the high and low prices of Teck’s Class B subordinate voting shares on August 15, 2008 (i.e., $36.89) ((a) and (b) together, the “Total Consideration”). The payment of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b), was calculated by multiplying the Total Consideration by 0.0000393.

☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$537,904	Filing Party:	Fording Canadian Coal Trust, Fording (GP) ULC and Teck Cominco Limited

Form or Registration No.:	Schedule 13E-3, File No. 005-62313	Date Filed:	August 21, 2008

Introduction
     This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (“Amendment No. 3”) amends and supplements the Schedule 13E-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Fording Canadian Coal Trust, an unincorporated, open-ended mutual fund trust governed by a Declaration of Trust and the laws of Alberta, Canada (“Fording”), Fording (GP) ULC, an unlimited liability company organized under the Companies Act (Nova Scotia), and Teck Cominco Limited, a company incorporated under the laws of Canada (“Teck”) (collectively, the “Filing Persons”), on August 21, 2008 (the “Original 13E-3”), as amended by Amendment No. 1 to the Original 13E-3 filed with the SEC on August 27, 2008 (“Amendment No. 1”) and Amendment No. 2 to the Original 13E-3 filed with the SEC on September 10, 2008 (“Amendment No. 2”).
     This Amendment No. 3 relates to the Arrangement Agreement, dated July 29, 2008 (the “Arrangement Agreement”), by and between Fording and Teck and the related plan of arrangement (the “Plan of Arrangement”). The Fording management information circular dated September 6, 2008 (the “Circular”) pursuant to which management of Fording is soliciting proxies from securityholders of Fording in connection with a special meeting of Fording’s securityholders to be held on September 30, 2008 to approve the Plan of Arrangement, in the form mailed to securityholders, was attached as Exhibit (a)(9) to Amendment No. 2.
     Pursuant to General Instruction F to Schedule 13E-3, the information in the Circular, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety. To the extent information contained in a section of the Circular is modified below within a particular Item of this Amendment No. 3, all references to such section of the Circular in any other Item of the Schedule 13E-3, as amended, shall be to such section of the Circular as so modified.
     All information contained in, or incorporated by reference into, this Amendment No. 3 concerning each Filing Person was supplied by such Filing Person and no other Filing Person takes responsibility for the accuracy of such information as it relates to any other Filing Person.
     The filing of the Original 13E-3, Amendment No. 1, Amendment No. 2 and this Amendment No. 3 shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that Fording is “controlled” by any Filing Person.

Item 10.	Source and Amounts of Funds or Other Consideration
     The information set forth in the section of the Circular entitled “The Arrangement — Sources of Funds for the Arrangement” is supplemented by disclosing that:
     On September 30, 2008, Teck entered into definitive credit agreements relating to the Facilities, which are consistent with the material terms in the Debt Commitment Letter as described above except for the additional condition that there shall not have occurred prior to the Effective Date of the Arrangement a “major default” (as defined in the definitive credit agreements) by Teck prior to closing. The definitive credit agreements define “major default” to include (i) a breach by Teck of its representations and warranties regarding the existence and corporate power and authority of Teck and its “material subsidiaries”, the authorization and enforceability of the definitive credit agreements, the execution, delivery and performance of the definitive credit agreements not violating in any material respect any laws or any agreements to which Teck or any material subsidiary is a party, the compliance by Teck and its material subsidiaries with laws and agreements in all material respects, the solvency of Teck and Teck Metals, Teck and Teck Metals not being an “investment company” under the U.S. Investment Company Act of 1940, and the Arrangement Agreement being in full force and effect and in compliance with applicable law and all approvals having been obtained thereunder, (ii) a breach by Teck of covenants relating to the use of proceeds of the loans under the definitive credit agreements, completion of the Arrangement, and Teck or Teck Metals at all times being the owner of the net profits interest being acquired as part of the Arrangement, and (iii) events of default regarding failure to pay principal, interest and fees under the definitive credit agreements, or relating to the bankruptcy or insolvency of Teck or any material subsidiary or proceedings related thereto.
     The foregoing summary of the definitive credit agreements does not purport to be complete and is qualified in its entirety by reference to the definitive credit agreements, which are attached as Exhibits (b)(2) and (b)(3) hereto and are incorporated by reference in their entirety into this Item 10.

Item 16.	Exhibits
(b)(2)	Term Credit Agreement, dated as of September 30, 2008 among Teck Cominco Limited, JPMorgan Chase Bank, N.A., as administrative agent, and Citigroup Global Markets Inc., Merrill, Lynch, Pierce, Fenner & Smith Incorporated, BMO Capital Markets, CIBC World Markets and RBC Capital Markets, as co-syndication agents (incorporated by reference to Exhibit 1 of Amendment No. 3 to the Schedule 13D filed by Teck Cominco Limited and Teck Cominco Metals Ltd. on September 30, 2008, with respect to Fording Canadian Coal Trust).

(b)(3)	Bridge Credit Agreement, dated as of September 30, 2008 among Teck Cominco Limited, JPMorgan Chase Bank, N.A., as administrative agent, and Citigroup Global Markets Inc., Merrill, Lynch, Pierce, Fenner & Smith Incorporated, BMO Capital Markets, CIBC World Markets and RBC Capital Markets, as co-syndication agents (incorporated by reference to Exhibit 2 of Amendment No. 3 to the Schedule 13D filed by Teck Cominco Limited and Teck Cominco Metals Ltd. on September 30, 2008, with respect to Fording Canadian Coal Trust).

SIGNATURE
     After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of September 30, 2008

FORDING CANADIAN COAL TRUST
By:	/s/ Michael A. Grandin
	Name:	Michael A. Grandin
	Title:	Chair and Chief Executive Officer

FORDING (GP) ULC
By:	/s/ Michael A. Grandin
	Name:	Michael A. Grandin
	Title:	Chair and Chief Executive Officer

TECK COMINCO LIMITED
By:	/s/ Peter C. Rozee
	Name:	Peter C. Rozee
	Title:	Senior Vice President, Commercial Affairs

EXHIBIT INDEX
(b)(2)	Term Credit Agreement, dated as of September 30, 2008 among Teck Cominco Limited, JPMorgan Chase Bank, N.A., as administrative agent, and Citigroup Global Markets Inc., Merrill, Lynch, Pierce, Fenner & Smith Incorporated, BMO Capital Markets, CIBC World Markets and RBC Capital Markets, as co-syndication agents (incorporated by reference to Exhibit 1 of Amendment No. 3 to the Schedule 13D filed by Teck Cominco Limited and Teck Cominco Metals Ltd. on September 30, 2008, with respect to Fording Canadian Coal Trust).

(b)(3)	Bridge Credit Agreement, dated as of September 30, 2008 among Teck Cominco Limited, JPMorgan Chase Bank, N.A., as administrative agent, and Citigroup Global Markets Inc., Merrill, Lynch, Pierce, Fenner & Smith Incorporated, BMO Capital Markets, CIBC World Markets and RBC Capital Markets, as co-syndication agents (incorporated by reference to Exhibit 2 of Amendment No. 3 to the Schedule 13D filed by Teck Cominco Limited and Teck Cominco Metals Ltd. on September 30, 2008, with respect to Fording Canadian Coal Trust).

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